Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,
	2010		2011
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$502,084		$569,760
Add: Fixed Charges (2)	8,783		18,075
Earnings (1)	$510,867		$587,835
Fixed Charges (2)	$8,783		$18,075
Ratio of Earnings to Fixed Charges	58.2	x	32.5	x

(1)    Earnings consist of income before income taxes, noncontrolling interest and equity in income or losses of equity-method investees plus Fixed Charges.
(2)    Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.